BoXcel Therapeutics, Inc.

780 East Main Street

Branford, CT  06405

January 26, 2018

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:                             BioXcel Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 26, 2017

CIK No. 0001720893

Dear Ms. Hayes:

This letter sets forth the responses of BioXcel Therapeutics, Inc., a  Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 (“Comment Letter”) concerning the Company’s registration statement on Form S-1.  In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission.  For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 26, 2017 Prospectus Summary, page 2

1.                                      We note your response to our prior comment 1.  While we will not object to a statement that your product candidate was well tolerated, a safety determination is solely within the FDA’s authority.  Both BXCL 501 and BXCL 701 have yet to be approved by the FDA.  Further, we note your disclosure on page 110 that the FDA stated that the data available could not rule out potential safety issues regarding BXCL 701.  Please remove all statements that the clinical results or trials demonstrated or provided evidence of a tolerable, strong or acceptable safety profile for either of your product candidates.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has removed all statements that the clinical results or trials demonstrated or provided evidence of a tolerable, strong or acceptable safety profile for BXCL 501 or 701.

Use of Proceeds, page 61

2.                                      We note your response to our prior comment 7.  Please disclose the approximate additional amounts you will need to complete registration trials for both of your product candidates.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 61  of the Registration Statement to disclose the approximate additional amounts needed to complete registration trials for both of our product candidates.

Business

Our Solution: BXCL 701, Potential First-in-Class, Oral, Small Molecule Inhibitor of DPP 8/9 and FAP. Page 104

3.                                      We note your  response to our prior comment 20.  Please specify which mechanisms of action were clinically validated in which trials.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 106 of the Registration Statement in accordance with the Staff’s comment.

Summary of Existing BXCL 701 Clinical Data (Previously Studied as Talabostat), page 108

4.                                      Please indicate in the table what the numbers in the placebo and talabostat columns reflect.  Please disclose the number of patients that experienced the adverse events disclosed in this section and how grade 3 and grade 4 adverse events were defined in the trials.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 108 through 110 of the Registration Statement in accordance with the Staff’s comment.

FAP Role in Pancreatic Cancer, page 112

5.                                      We note your response to prior comment 22 and reissue in part.  Please identify the several publications that have shown that inhibiting or blocking the activity of these FAP + CAFs results in decreased tumor growth.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has update page 114 of the Registration Statement in accordance with the Staff’s comment.

Employment Agreements with BioXcel, page 144

6.                                      We note your disclosure that BioXcel entered into an amendment to Dr. Mehta’s employment agreement on December 21, 2017.  Please update the exhibit index accordingly.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated the exhibit index  of the Registration Statement in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (203) 643-8060 or Stephen A. Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8166.

Very truly yours,

/s/ Vimal Mehta
Vimal Mehta
Chief Executive Officer

cc:                                Jeffrey J. Fessler, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Sheppard, Mullin, Richter & Hampton LLP